CUSIP: M9068E105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: M9068E105

1.	Names of Reporting Persons

Real Property Investment Limited

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Liberia

	5.	Sole Voting Power: 1,305,981

Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power: 1,305,981
With:

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,305,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4

11.	Percent of Class Represented by Amount in Row (9): 6.3%*

12.	Type of Reporting Person (See Instructions): CO

*	Calculation is based on 20,871,383 Ordinary Shares of the Issuer issued and outstanding as of October 31, 2013, as reported in the Issuer’s Proxy Statement dated November 17, 2013.

CUSIP: M9068E105

1.	Names of Reporting Persons

Real Property 2 Investment Limited

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

	5.	Sole Voting Power: 139,022

Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power: 139,022
With:

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
139,022

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4

11.	Percent of Class Represented by Amount in Row (9): 0.7%*

12.	Type of Reporting Person (See Instructions): CO

*	Calculation is based on 20,871,383 Ordinary Shares of the Issuer issued and outstanding as of October 31, 2013, as reported in the Issuer’s Proxy Statement dated November 17, 2013.

CUSIP: M9068E105

1.	Names of Reporting Persons

Real Property Investment (Guernsey) Limited

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

	5.	Sole Voting Power: 63,255

Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power: 63,255
With:

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
63,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4

11.	Percent of Class Represented by Amount in Row (9): 0.3%*

12.	Type of Reporting Person (See Instructions): CO

*	Calculation is based on 20,871,383 Ordinary Shares of the Issuer issued and outstanding as of October 31, 2013, as reported in the Issuer’s Proxy Statement dated November 17, 2013.

CUSIP: M9068E105

Item 1.

(a) Name of Issuer:

SodaStream International Ltd.

(b)  Address of Issuer’s Principal Executive Offices:

Gilboa Street, Airport City, Ben Gurion Airport 7010000, Israel

Item 2.

(a)  Name of Persons Filing:

Real Property Investment Limited

Real Property 2 Investment Limited

Real Property Investment (Guernsey) Limited

The foregoing entities are sometimes collectively referred to herein as the “Reporting Persons.”

(b)  Address of Principal Business Office or, if None, Residence:

The address of each of the Reporting Persons is: PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB

(c)  Citizenship

Real Property Investment Limited – Liberia

Real Property 2 Investment Limited – Guernsey

Real Property Investment (Guernsey) Limited – Guernsey

(d)  Title of Class of Securities

Ordinary Shares

(e)  CUSIP Number

M9068E105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

CUSIP: M9068E105

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Each Reporting Person identified in Item 1 is a distinct private legal entity and exercises its voting and investment decisions independently of the other Reporting Persons. The information provided in this Schedule 13G/A, including the information provided in this Item 4, reflects this structure, however, by virtue of the Board of Directors of each Reporting Person consisting of the same three individuals, Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat, the Reporting Persons may be deemed to be a “group” under Section 13(d)(3) and each Reporting Person may be deemed to beneficially own the Issuer’s shares beneficially owned by the other Reporting Persons, however, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each Reporting Person disclaims beneficial ownership of the Issuer’s shares beneficially owned by the other Reporting Persons.

Real Property Investment Limited:*

(a) Amount beneficially owned:  1,305,981

(b) Percent of class: 6.3%†

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,305,981

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,305,981

(iv)	Shared power to dispose or to direct the disposition of: 0

Real Property 2 Investment Limited:*

(a) Amount beneficially owned:  139,022

(b) Percent of class: 0.7%†

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 139,022

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 139,022

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP: M9068E105

Real Property Investment (Guernsey) Limited:*

(a) Amount beneficially owned:  63,255

(b) Percent of class: 0.3%†

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 63,255

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 63,255

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

___________________________

*	Each Reporting Person is a distinct private legal entity controlled by its Board of Directors. The shares of each Reporting Person are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris, a director of the Issuer. The Board of Directors of each reporting Person has the sole power to vote and dispose of the Ordinary Shares of the Issuer that are directly beneficially owned by the respective Reporting Person.

†	Calculation is based on 20,871,383 Ordinary Shares of the Issuer issued and outstanding as of October 31, 2013, as reported in the Issuer’s Proxy Statement dated November 17, 2013.

CUSIP: M9068E105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014	Real Property Investment Limited

	By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

	By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

Dated: February 5, 2014	Real Property 2 Investment Limited

	By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

	By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

Dated: February 5, 2014	Real Property Investment (Guernsey) Limited

	By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

	By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

CUSIP: M9068E105

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement Pursuant to Section 240.13d-1(k)

EXHIBIT 2	Authorization Resolutions of Real Property Investment Limited

EXHIBIT 3	Authorization Resolutions of Real Property 2 Investment Limited

EXHIBIT 4	Authorization Resolutions of Real Property Investment (Guernsey) Limited

EXHIBIT 1 to

SCHEDULE 13G/A

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 5, 2014

Real Property Investment Limited

By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

Real Property 2 Investment Limited

By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

Real Property Investment (Guernsey) Limited

By:	/s/ Roy Frank Le Hegarat
Roy Frank Le Hegarat
Director

By:	/s/ Peter Francis Griffin
Peter Francis Griffin
Director

EXHIBIT 2

RESOLUTION (CORPORATION)

BE IT RESOLVED, that Roy Frank Le Hegarat, Director and Peter Francis Griffin, Director jointly, be hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of this corporation and each, individually, be herby authorized to execute documents on behalf of the corporation for filing with the U.S. Securities Exchange Commission.

I, Susan Bowditch, Authorised Signatory of Cosign Limited, Corporate Secretary of

Real Property Investment Limited

incorporated under the laws of the Country of Liberia hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 8th day of February, 2012, at which a quorum was present and voting, and that the same has not been repealed or amended, and remains in full force effect and does not conflict with the by-laws of said corporation.

Specimen of authorized signatory/ies

Roy Frank Le Hegarat ______________________

Peter Francis Griffin ______________________

(CORPORATE SEAL)

Date 8/2/2012

Secretary

Authorised Signatory
for COSIGN LIMITED
Corporate Secretary

EXHIBIT 3

RESOLUTION (CORPORATION)

BE IT RESOLVED, that Roy Frank Le Hegarat, Director and Peter Francis Griffin, Director jointly, be hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of this corporation and each, individually, be herby authorized to execute documents on behalf of the corporation for filing with the U.S. Securities Exchange Commission.

I, Jon Jehan, Authorised Signatory of Cosign Limited, Corporate Secretary of

Real Property 2 Investment Limited

incorporated under the laws of Guernsey hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 31st day of January, 2014, at which a quorum was present and voting, and that the same has not been repealed or amended, and remains in full force effect and does not conflict with the by-laws of said corporation.

Specimen of authorized signatory/ies

Roy Frank Le Hegarat ________________

Peter Francis Griffin ________________

Date 3rd February 2014

____

Secretary

Authorised Signatory
for COSIGN LIMITED
Corporate Secretary

EXHIBIT 4

RESOLUTION (CORPORATION)

BE IT RESOLVED, that Roy Frank Le Hegarat, Director and Peter Francis Griffin, Director jointly, be hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of this corporation and each, individually, be herby authorized to execute documents on behalf of the corporation for filing with the U.S. Securities Exchange Commission.

I, Jon Jehan, Authorised Signatory of Cosign Limited, Corporate Secretary of

Real Property Investment (Guernsey) Limited

incorporated under the laws of Guernsey hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 31st day of January, 2014, at which a quorum was present and voting, and that the same has not been repealed or amended, and remains in full force effect and does not conflict with the by-laws of said corporation.

Specimen of authorized signatory/ies

Roy Frank Le Hegarat ____________________

Peter Francis Griffin ____________________

Date 3rd february 2014

Secretary

Authorised Signatory
for COSIGN LIMITED
Corporate Secretary